SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
ONE MANHATTAN WEST NEW YORK, NY 10001 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com May 13, 2021

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Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Mumford
Geoffrey Kruczek
Mindy Hooker
Anne McConnell

Re:	Reinvent Technology Partners
Registration Statement on Form S-4
File No. 333-254988
Filed April 2, 2021

Ladies and Gentlemen:

On behalf of our client, Reinvent Technology Partners (the “Company”), we hereby provide responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated April 28, 2021 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission by the Company on April 2, 2021.

Concurrently with the filing of this letter, the Company has filed, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to the Staff’s comments and to reflect certain other changes.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

May 13, 2021

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 1.

Selected Definitions, page iii

1.

We note your definition of “Joby Equityholder Approval” and the disclosure on page 108 that stockholders of Joby executed a written consent pursuant to the terms of the Merger Agreement. Also, Note 7 to the Calculation of Registration Fee appears to exclude from registration the “shares of Joby Aviation common stock issued to current shareholders of Joby who already voted in favor of the Merger as described in the proxy statement/ prospectus.” Please revise to clarify whether the stockholders of Joby have already voted to approve or executed written consents in favor of approval of the business combination transaction and whether those votes or consents are sufficient to approve that transaction.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 113 of Amendment No. 1.

As discussed with the Staff on February 23, 2021, Note 7 to the Calculation of the Registration Fee clarifies that equity interests in Joby held by Joby stockholders who voted in favor of the transaction by written consent on February 24, 2021 are not being registered on the Registration Statement. Such equity interests will be registered on a separate registration statement following the closing of the Merger.

Summary of the Proxy Statement/Prospectus

Joby, page 2

2.

We note your reference to Joby “developing” an all-electric aircraft. Please expand to explain the current stage of development of such aircraft, including disclosing here Joby’s lack of revenues and net operating losses.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2 of Amendment No. 1.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

May 13, 2021

RTP’s Board of Directors’ Reasons for the Business Combination, page 8

3.

In the first bullet point you reference an “estimated $120 million contracts in progress.” Please explain what it means to have contracts “in progress.” Please also identify the three government entities you reference.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 114 of Amendment No. 1.

4.

Please tell us how you calculated your 1,000 test flights in the past ten years. For example, is there a certain amount of time required for a test flight to be counted? Did you have pilots and/or passengers in each test flight? How does this amount of test flights compare to other aircraft development? Please also clarify why you believe this represents “first-mover” advantage.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has provided below the information the Staff has requested regarding Joby’s test flights.

Joby maintains a flight log as part of its flight test program. A typical flight test program takes place over several years and is centered around a process called “envelope expansion” – gradually working the aircraft through a variety of flight conditions while incrementally increasing speed, range, altitude and other performance characteristics until the target performance specifications are met. In the early stages of the envelope expansion process, a successful test flight may be little more than a brief hover just a few feet off the ground. As the flight test program progresses, however, the flights become increasingly higher, faster and longer range. Accordingly, a successful test flight is recorded based on completion of the desired test objective rather than based on a particular duration. For each of Joby’s version 2.0 full-scale prototype aircraft, version 1.0 full-scale prototype aircraft and its sub-scale models, Joby has successfully progressed the flight test program from early hovers all the way through the full flight profile to transitioned, wing-borne flight.

Generally, these flight tests are performed on a remote-piloted basis with the aircraft controlled by an on-the-ground flight test pilot due to safety precautions.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

May 13, 2021

While the number of test flights performed by Joby’s competitors is not broadly publicized, Joby believe that the number of successful flights, amount of time spent flight testing and the level of maturity of its flight test program compare favorably to the development and testing programs of competitive aircraft.

The Company respectfully advises the Staff that it believes that Joby has secured a substantial “first-mover” advantage in the aerial ridesharing industry because Joby, to its knowledge, became the first company to agree to a G-1 certification basis for an eVTOL aircraft with the FAA, and not because Joby has completed more than 1,000 test flights over the last ten years (although the G-1 certification basis for Joby’s aircraft was built on a foundation of more than 1,000 test flights completed). The Company believes that there are no shortcuts to this process with the FAA, and that any company in this industry that intends to obtain certification of a comparable aircraft will need to follow Joby’s lead and go through substantially the same process. The Company has revised the disclosure on pages 8 and 14 of Amendment No. 1 to provide clarification.

Risk Factors, page 31

5.

We note your reference to “Urban Air Mobility” here and in the risk factors on page 31 where you state such market has not been established with precision, yet on page 194 you state it is expected to reach “greater than $500 billion.” Please provide support for your calculation as to the market’s size, in light of the reference to an inability to establish the size of that market with precision.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 115 and 203 of Amendment No. 1.

6.	We note your references in the second bullet point and the ninth bullet points to “the timeline projected,” but it is unclear what are the timelines you are referencing. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22, 34 and 37 of Amendment No. 1.

7.

If the tax consequences of the transactions, including the redemption, are uncertain or unclear, as indicated by your disclosure on page 163, and present material risks to investors, please revise to discuss those risks here.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

May 13, 2021

In addition, please file the exhibit required by Item 601(b)(8) of Regulation S-K. In this regard, we note the statement that “it is intended” the Domestication qualify for the tax treatment discussed. If counsel cannot provide a “will” opinion, it should describe the reasons for the uncertainty.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 167 and 173 of Amendment No. 1 to more clearly describe the consequences if the redemption is treated as a dividend. Additionally, the Company has filed a tax opinion provided by counsel regarding the Domestication which is included in Exhibit 8.1 of Amendment No. 1 and has revised the disclosure on page 167 to reflect the receipt of such opinion.

Background of the Business Combination, page 99

8.

Please clarify the timing of when you considered the other target businesses referenced in the third paragraph of this section, given that you completed your IPO on September 21, 2020 and Mr. Thompson contacted Joby eight days later.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 105 of Amendment No. 1.

9.

Please expand to discuss what information Morgan Stanley shared regarding the valuation of Joby, including the methodologies underlying that valuation, and the extent to which your management relied on it in formulating its valuation. Please also discuss the “analysis of comparable companies” mentioned on page 101 and how that analysis relates to your conclusions regarding Joby’s valuation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 106-107 and 112-113 of Amendment No. 1.

Projected Financial Information, page 114

10.

Please revise to clarify the material assumptions and estimates underlying the projected financial information included in the tables on page 115, including those referenced in the sentence following note 4 of the first table and in note 1 of the second table. Also revise to explain how those assumptions relate to the projected financial information that appears in the tables.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

May 13, 2021

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 120 of Amendment No. 1.

Organizational Documents Proposal D, page 134

11.	Please revise to present the proposed change related to the addition of an exclusive forum provision and the proposed change related to takeovers by interested stockholders as separate matters.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the letter to RTP shareholders and Public Warrant Holders and notice to RTP shareholders and the disclosure on pages x, xx-xxi, 5-6, 76, 131-133 and 140-146 of Amendment No. 1 to reflect the submission of (i) a separate proposal to its shareholders to approve the provisions in the Proposed Organizational Documents related to exclusive forum and (ii) a separate proposal to its shareholders to approve the provisions in the Proposed Organizational Documents related to takeovers by interested stockholders.

Unaudited Pro Forma Condensed Combined Financial Information, page 168

12.

We note the tabular disclosure of the pro forma Joby Aviation common stock issued and outstanding immediately after the business combination on page 171. Please clarify or revise the share numbers disclosed in footnote (2) so that they reconcile to the Joby Aviation Stockholders share number presented in the table. In addition, please revise footnote (3) to disclose the vesting terms for the Earnout shares to be held by the Sponsor. Please comply with this comment throughout the filing whenever this table is presented.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xviii, 15, 28 and 180 of Amendment No. 1.

13.

Refer to adjustment (F) in Note 2 on page 176. Please disclose the specific terms and conditions associated with the Earnout shares that will result in the shares being vested. Please also more fully explain the accounting for the shares, including, if applicable, the potential impact that a change in the per share market price of the post combination company could have on the estimated fair value of the shares and on the pro forma financial statements.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

May 13, 2021

Response: In response to the Staff’s comment, the Company has revised the disclosure on page [188] of Amendment No. 1.

14.

Refer to adjustments (M), (P), and (BB) in Note 2 on page 177. Please address the need to reflect transaction costs in the pro forma statement of operations pursuant to Rule 11-02(a)(i)(6)(B) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 186 and 187 of Amendment No. 1.

The Company respectfully advises the Staff that adjustments (M) and (P) represent estimated direct and incremental offering costs incurred by Joby and the Company, respectively, incurred by both companies after December 31, 2020. As these costs are direct and incremental costs related to the equity-issuance activities that would not otherwise have been incurred, the costs would be recognized directly in stockholders’ equity (additional paid-in capital) as an offset to the Company’s cash proceeds. In determining the treatment, the Company referenced the guidance provided in Staff Accounting Bulletin Topic 5.A on the expenses of equity securities offering. As such, the Company determined that no pro forma adjustments related to these costs are necessary for the pro forma statement of operations for the year ended December 31, 2020.

The expenses described in adjustment (BB) represent direct and incremental costs related to the Merger incurred by the Company in fiscal year 2020. These costs would also be recognized directly in stockholders’ equity (additional paid-in capital) if the Merger had been consummated as of the beginning of the fiscal year 2020. Accordingly, the Company made a pro forma adjustment to statement of operations for the year ended December 31, 2020 to exclude such costs form the pro forma statement of operations. In addition, the Company made pro forma adjustment (P) on the pro forma consolidated balance sheet at December 31, 2020 to exclude the impact of these expenses from historical retained earnings.

15.

Refer to note 3 on page 177. Please revise the footnotes to table to quantify all outstanding options, warrants and Earnout Shares that are excluded from the calculations of pro forma diluted loss per share.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 187 of Amendment No. 1.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

May 13, 2021

RTP’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 189

16.

Please clarify or correct the disclosure on page 191 that states “These conditions raise substantial doubt about our ability to continue as a going concern” since it appears to be inconsistent with the disclosures in the audited historical financial statements and the related auditors’ report.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 200 of Amendment No. 1.

Overview, page 194

17.

Please revise your disclosure in this section, including the first paragraph to provide a more balanced description of Joby’s business. We note your statement that your “vision is to save a billion people an hour every day by delivering a new form of clean and quiet aerial transportation.” In addition to discussing this vision, please also briefly describe the current status of Joby’s operations and material hurdles that exist before it can realize its vision.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 203 of Amendment No. 1.

Joby’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 208

18.

Refer to page 215. Please quantify and more fully disclose and discuss your long term liquidity requirements and priorities, including potential changes in those priorities based on the impact of changes in the amount of cash available to the post-combination company based on the amount of cash redemptions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 225 of Amendment No. 1.

19.

Refer to page 217. Please disclose and discuss changes in the estimated fair value of your common stock during the periods presented. Please address material differences between the valuations used to determine the fair value of your common stock relative to the fair value implied by the current merger transaction.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

May 13, 2021

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that for all periods presented, the fair values of Joby’s equity underlying Joby’s share-based awards were estimated by Joby’s board of directors (the “Board”), in consultation with an independent third-party appraiser.

Valuation Approach: Historically, Joby has determined the fair value of its equity, including common stock underlying option grants and restricted stock units, by considering a variety of factors including, among other things, timely valuations of Joby’s equity prepared by an independent third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market for Joby’s equity, the Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value, including important developments in Joby’s operations, its stage of development, valuations performed by an independent third-party valuation firm, sales of Joby’s preferred stock, issuance of convertible debt instruments, actual operating results and financial performance, the conditions in similar industry sectors and the economy in general, the stock price performance and volatility of comparable public companies, the lack of liquidity of Joby’s equity, and the likelihood of achieving a liquidity event, such as an initial public offering, merger or sale of Joby.

Valuation History: In August 2019, Joby commenced a funding round led by Toyota Motor Corporation which resulted in the sale of Series C preferred stock of approximately $525.0 million, which began in December 2019 and materially concluded in June 2020.

As of December 2019, the 409A valuation of Joby’s common stock was determined to be $7.85 per share. In determining the fair value of common stock in the December 2019 409A valuation, Joby utilized the price of Series C preferred stock as the most recent capital raise transaction, noting that no significant changes in Joby’s operations have occurred between August and December 2019.

In April 2020 and September 2020, Joby’s common stock was determined to be $10.08 per share and $16.78 per share, respectively.

In 2020, Joby’s common stock price increased mainly due to gradual improvements made by Joby in research and development. In 2020, Joby entered into a strategic partnership with Toyota, whose partnership brings scaled manufacturing experience and quality to Joby’s operations. Further in 2020, to Joby’s knowledge, Joby became the first company that have agreed to a “G-1” certification basis for aircraft with the Federal Aviation Administration (“FAA”). In addition, Joby received the U.S. Air Force’s first military airworthiness approval for an electric vertical takeoff and landing (“eVTOL”) passenger aircraft.

Beginning in December 2020, Joby started to investigate entering into a transaction with a special purpose acquisition company (“SPAC”). In December through January 2021, there were initial SPAC meetings, and a non-binding LOI was executed with the Company on January 22, 2021. The LOI set forth the basic terms of a potential transaction between Joby and the

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

May 13, 2021

Company, contemplating a pre-money equity value of $5,000.0 million for Joby as well as a PIPE Investment of between $310 million and $510 million in the aggregate, subject to finalization of due diligence, negotiation and execution of definitive agreements, and obtention of sufficient commitments from PIPE Investors.

On January 11, 2021, Joby completed the acquisition of a portion of Uber Technologies, Inc.’s (“Uber”) business dedicated to development of aerial ridesharing (“Uber Elevate”) in exchange for consideration in the form of 2,581,285 shares of the Joby’s Series C redeemable convertible preferred stock. Concurrently with the acquisition, Joby issued to Uber convertible notes for the total principal amounts of $75.0 million. Total fair value of consideration transferred by Joby to acquire Uber Elevate was approximately $83.0 million. As of January 2021, the 409A valuation of Joby’s common stock was determined to be $30.08 per share.

Below is the summary of 409A valuation reports performed during 2020 and 2021.

409A Valuation Date	Common Stock Fair Value
12/23/2019	$7.85
4/20/2020	$10.08
9/30/2020	$16.78
1/11/2021	$30.08

For December 2019 409A valuation, Joby applied market-based valuation approach to determine common stock fair value. To arrive at the fair value of common stock, Joby assigned 100% weighting to option pricing method (“OPM”).

For the April 2020 and September 2020 409A valuations, Joby applied valuation methods that relied on a continuing operations scenario approach, whereby during the periods discussed above, the time to liquidity was approximately two to two and half years, as adjusted as appropriate depending on the valuation date.

With the signing of the LOI with the Company on January 22, 2021, Joby adjusted its valuation assumptions in the January 11, 2021 409A valuation report. Specifically, beginning with the January 11, 2021 409A valuation,

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

May 13, 2021

Joby utilized a combination approach relying on (1) a continued operations scenario and (2) a transaction scenario, which Joby describes as the hybrid method (the “Hybrid Method”). The Hybrid Method is appropriate for a company expecting a near term liquidity event, but where, due to market or other factors, the likelihood of completing the liquidity event is uncertain. The Hybrid Method is also appropriate when various possible future outcomes are assumed by management of Joby. The Hybrid Method considers a company’s going concern nature, stage of development and the company’s ability to forecast near and long-term future liquidity scenarios. The Hybrid Method was deemed the most appropriate due to the execution of the LOI. The outcomes of each scenario are each assigned a probability, and a future equity value under each outcome is then estimated.

A discussion of the two scenarios used in the Hybrid Method as of January 11, 2021 is as follows:

Continuing Operations Scenario:

Under the continuing operations scenario (the “Continuing Operations Scenario”), Joby utilized an income approach to estimate the enterprise value of Joby and the option pricing model to allocate the resulting enterprise value to the various classes of securities of Joby, resulting in a per share value of $27.06 per common share, prior to a discount for the lack of marketability being applied. The OPM assumptions included a time to liquidity event of two years and a volatility of 71.2%. The term considers the need for additional capital in this scenario. A discount for lack of marketability (“DLOM”) of 22.5% was applied based on various put option models assuming a term of two years and a common stock volatility of 78.4% resulting in a per common share value of $20.97 at January 11, 2021 under the Continuing Operations Scenario.

Transaction Scenario:

Under the transaction scenario (the “Transaction Scenario”), Joby assumed pre-money equity value of $5,000.0 million, which resulted in a per share value of $34.67 per common share, prior to a discount for the lack of marketability being applied.

A DLOM of 4.5% was applied based on various put option models assuming a term of 36 days and overall company volatility of 63.5% as well as a present value factor of 10.5% based on the same term, resulting in a per common share value of $33.11 at January, 2021 under the Transaction Scenario.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

May 13, 2021

The application of the Hybrid Method resulted in a per common share value of $30.08 at January 11, 2021. Such value was derived based on a weighted average value assigned to the Continuing Operations Scenario at $20.97 (25%) and Transaction Scenario at $33.11 (75%). The weightings reflected the uncertainty regarding the potential transaction between Joby and the Company, taking into account the non-binding nature of the LOI and the preliminary stage of the due diligence and PIPE Investment processes. Joby and the Company entered into the Merger Agreement on February 23, 2021, at which point Joby believed the likelihood of the consummation of the Merger increased significantly.

Impact on Measurement of Share-based Payment Awards: Joby granted approximately 4.1 million options during the year ended December 31, 2020. Joby has included the following chart which reflects the date of the option grant, the number of options granted, and the fair value of the underlying common stock used to value such awards for accounting purposes. Such options were measured at fair value on the date of grant.

Date of Option Grant	Number of options granted	*Option Fair Value
02-10-2020	37,500	$8.77
04-20-2020	1,736,750	$10.08
06-23-2020	299,500	$12.71
09-03-2020	335,450	$15.67
11-10-2020	989,175	$22.07
12-18-2020	735,354	$28.72
12-26-2020	3,774	$29.18

*

To evaluate the fair value of the underlying shares for grants taking place on dates between the dates of any two independent valuations, a linear interpolation framework was used to evaluate the fair value of the underlying shares granted between such two valuation dates. Joby determined that a linear interpolation was appropriate as there were no material changes in Joby’s business, research and development activities, cost structure or financial condition in the intervening period. Other than the non-binding LOI, which was not signed between the Company and Joby until January 22, 2021, there were no material transactions during the intervening period that would impact Joby’s valuation.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

May 13, 2021

Joby, page 237

20.

Please ensure that you have provided the disclosures required by Item 404 of Regulation S-K. For example, please quantify the terms of the Joby Holdings, Inc. Repurchase Agreement and whether all obligations under such agreement have been completed; please quantify the “equity in SummerBio LLC” held by the parties identified; please identify the “ownership interests” and the “certain vendors” in the agreements involving Mr. Bevirt; and disclose the amounts and nature of the collaboration with Toyota Motor Corporation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 247 of Amendment No. 1. Additionally, the Company respectfully advises the Staff that it has removed the disclosures regarding the Joby Holdings, Inc. Repurchase Agreement and the Amended and Restated Collaboration Agreement with Toyota Motor Corporation, as the Company has determined that these transactions are not required to be disclosed under Item 404 of Regulation S-K.

Experts, page 251

21.

We note Joby was formed in 2016 and the current auditor was engaged in 2020. Please confirm that Joby did not change auditors during its two most recent fiscal years or subsequent interim period; alternatively, please provide the disclosures required by Item 304 of Regulation S-K, including letter from the former auditors, filed as an exhibit to the registration statement.

Response: The Company respectfully advises the Staff that while Joby’s current auditor was engaged in 2020, pursuant to Instruction 3 to Item 304, the information required by Item 304(a) does not need to be provided by Joby as Joby is being acquired by the Company pursuant to the Merger Agreement and Joby is not currently subject to the filing requirements of either section 13(a) or 15(d) of the Exchange Act.

Joby - Consolidated Financial Statements

Note 15. Subsequent Events, page F-51

22.	Please more fully address the following:

•	In regard to the acquisition from Uber, update the status of your determination of the accounting for the acquisition, clarify how you

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

May 13, 2021

determined the total fair value of the consideration transferred, and address how you considered the potential requirement to provide historical statements and reflect the acquisition in the pro forma financial statements; and

•	In regard to the restricted stock units you granted, quantify and discuss how you determined the estimated fair value of the units.

Response: The Company acknowledges the Staff’s comment and will provide a response and revised disclosure in a subsequent amendment to the Registration Statement that will include the Joby’s financial statements for the quarterly period ended March 31, 2021.

***

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

May 13, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-3972.

Very truly yours,

/s/ Christopher M. Barlow
Christopher M. Barlow Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Howard Ellin

Skadden, Arps, Slate, Meagher & Flom LLP

David Cohen

Reinvent Technology Partners